Exhibit 99.1

Niu Technologies Announces Third Quarter 2018 Financial Results

— Total volume of e-scooter sales up 76.3% year over year

— Total net revenues of RMB493.2 million, up 86.1% year over year

— Net loss of RMB2.2 million, improved by RMB37.1 million year over year

— Adjusted net income1 of RMB4.9 million, improved by RMB16.5 million year over year

— Urban mobility market remains robust

BEIJING, China, November 19, 2018 — Niu Technologies (“Niu”, or “the Company”) (NASDAQ: NIU), the world’s leading provider of smart urban mobility solutions, today announced its financial results for the third quarter ended September 30, 2018.

Third Quarter 2018 Financial Highlights

•                  Net revenues for the third quarter of 2018 were RMB493.2 million, an increase of 86.1% year over year.

•                  Gross margin was 12.4%, up from 8.8% for the third quarter of 2017.

•                  Net loss for the third quarter of 2018 was RMB2.2 million, improved by RMB37.1 million compared with net loss of RMB39.3 million in the third quarter of 2017.

•                  Adjusted net income (non-GAAP) was RMB4.9 million, improved by RMB16.5 million compared with adjusted net loss of RMB11.6 million in the third quarter of 2017.

Third Quarter 2018 Operating Highlights

•                  The number of e-scooters sold reached 120,961 in the third quarter of 2018, up 76.3% year over year.

•                  Sales network in China expanded to 215 city partners and 642 franchised stores as of September 30, 2018.

•                  Sales network in overseas markets expanded to 20 distributors covering 25 countries as of September 30, 2018.

•                  NIU launched new e-scooter model “UM” and new service “Niu Care”.

•                  The Company started to plan for new production facility in Changzhou, China.

•                  NIU launched the McLaren GT Customer Racing co-branded limited edition smart e-scooters in August 2018.

Dr. Yan Li, Chief Executive Officer of the Company, commented: “NIU delivered a solid third quarter with impressive financial and operational results. We continued the strong revenue growth and generated positive adjusted net income for the first time. We expanded our product line with the new UM entry-level e-scooters, and we started to plan for a new production facility.”

1 Adjusted net income/loss is a non-GAAP measure, defined as net income/loss excluding share-based compensation expenses and changes in fair value of a convertible loan. For more information on these non-GAAP financial measures, please see the tables captioned “RECONCILIATION OF GAAP AND NON-GAAP RESULTS” set forth at the end of this release.

Dr. Li continued, “We now have established relationships with 215 city partners and 642 franchised stores in China, as well as relationships with 20 distributors overseas across 25 countries.  We also launched “Niu Care”, a service plan that incorporates the rider data collected by our smart e-scooters.  Niu Care enables a highly optimized service recommendation, and demonstrates how we use advanced technology and big data to accommodate customer needs and offer a premium experience. As of November 16, we had accumulated approximately 1.8 billion kilometers of riding distance of data.”

Third Quarter 2018 Financial Results

Net revenues for the third quarter of 2018 were RMB493.2 million, representing an increase of 86.1% year over year, mainly due to the increases in e-scooter sales volume by 76.3% and net revenues per e-scooter by 5.5%.

•                  E-scooter sales represented 93.2% of net revenues, while the accessories and spare parts sales and service revenues represented 6.8% of net revenues, increased from 6.6% in the third quarter of 2017.

•                  The increase of e-scooter sales was mainly driven by the new product launch of M+ model in June and UM model in August, as well as the expansion of sales network in both China and overseas markets.

•                  The increase of net revenues per e-scooter was mainly driven by the increase of retail prices for certain e-scooter models in January and August 2018.

•                  By geography split, China represented 94.9% of the net revenues from e-scooter sales, and overseas markets represented 5.1%, compared with 2.7% from overseas markets in the third quarter of 2017.

Cost of revenues for the third quarter of 2018 were RMB432.0 million, representing an increase of 78.8% year over year, mainly due to the increase in e-scooter sales volume. The cost per e-scooter, defined as cost of revenues divided by the number of e-scooters sold in a specified period, was RMB3,571, slightly increased from RMB3,523 in the third quarter 2017 as a result of product mix change and performance upgrade of existing e-scooter models.

Gross margin for the third quarter of 2018 was 12.4%, increased substantially from 8.8% in the same period of 2017, reflecting a higher net revenues per e-scooter mainly driven by the increase of retail prices. To promote the two new models M+ and UM, the Company set lower retail prices initially and gave additional sales volume rebates to city partners, which affected our gross margin in the quarter. On October 26, the Company increased retail prices of certain products under the M+ model, which we believe will help drive further margin expansion in the near future.

Operating expenses for the third quarter of 2018 were RMB65.8 million, increased by 27.5% from the same period of 2017. Operating expenses as a percentage of net revenues was 13.3%, compared with 19.5% in the third quarter of 2017.

•                  Selling and marketing expenses were RMB38.1 million including RMB0.6 million share-based compensation, increased by 68.0% from RMB22.7 million in the third quarter of 2017. The increase was mainly attributable to the increases in advertising and promotion expense of RMB7.8 million, staff cost of RMB3.3 million and depreciation and amortization expense of RMB1.9 million, which resulted from the UM model launch event in August, growth in e-scooter sales volume and opening of new franchised stores. The selling and marketing expenses as a percentage of net revenues was 7.7% compared with 8.6% in the third quarter of 2017.

•                  Research and development expenses were RMB13.7 million including RMB3.5 million share-based compensation, increased by 42.2% from RMB9.6 million in the third quarter of 2017, which was mainly attributable to the increase in staff cost of RMB3.4 million as a result of the Company’s continued efforts to enhance the research and development team and capability. The research and development expenses as a percentage of net revenues was 2.8%, compared with 3.6% in the third quarter of 2017.

•                  General and administrative expenses were RMB14.1 million including RMB2.9 million share-based compensation, decreased by 27.4% from RMB19.4 million in the third quarter of 2017, which was mainly attributable to the decrease of share-based compensation expense of RMB8.6 million, offset by the increases in staff cost of RMB1.2 million and professional fee of RMB1.2 million. The general and administrative expenses as a percentage of net revenues was 2.9%, compared with 7.3% in the third quarter of 2017.

Operating expenses excluding share-based compensation for the third quarter of 2018 was RMB58.8 million, increased by 62.2% year over year, and represented 11.9% of net revenues, compared with 13.7% in the third quarter of 2017.

•                  Selling and marketing expenses excluding share-based compensation were RMB37.5 million, increased by 68.5% year over year, and represented 7.6% of net revenues, compared with 8.4% in the third quarter of 2017.

•                  Research and development expenses excluding share-based compensation were RMB10.1 million, increased by 63.7% year over year, and represented 2.0% of net Revenues, compared with 2.3% in the third quarter of 2017.

•                  General and administrative expenses excluding share-based compensation were RMB11.2 million, increased by 42.7% year over year, and represented 2.3% of net revenues, compared with 3.0% in the third quarter of 2017.

Change in fair value of a convertible loan was nil in the third quarter of 2018, compared to a loss of RMB12.3 million associated with change in fair value of a convertible loan in the same period of 2017.

Net loss for the third quarter of 2018 was RMB2.2 million, improved by RMB37.1 million compared with a net loss of RMB39.3 million in the third quarter of 2017.

Adjusted net income (non-GAAP) was RMB4.9 million in the third quarter of 2018, compared with an adjusted net loss of RMB11.6 million in the third quarter of 2017. The adjusted net income margin2 was 1.0% in the third quarter of 2018, compared with an adjusted net loss margin of 4.4% in the same period of 2017.

2 Adjusted net income/loss margin is defined as adjusted net income/loss as a percentage of the net revenues.

Balance Sheet

As of September 30, 2018, the Company had cash, term deposit and short-term investments of RMB483.6 million in aggregate. For the third quarter of 2018, the Company generated positive operating cash flow of RMB95.8 million, and incurred RMB23.0 million capital expenditure for purchase of property and equipment and prepayment for land use right.

Business Outlook

For the fourth quarter of 2018, NIU expects net revenues to be in the range of RMB370 million to RMB390 million, representing year-over-year increase of 69% to 78%.

The above outlook is based on information available as of the date of this press release and reflects the Company’s current and preliminary expectation, which is subject to change.

Conference Call

The Company will host a conference call at 8:00 a.m. on November 20, 2018, Eastern Time (9:00 p.m. November 20, 2018 Beijing/Hong Kong time), to discuss its third quarter 2018 financial results and provide a corporate update.

Participants may access the call by dialing the following numbers:

	Phone Number	Toll-Free Number

United States	+1 (845) 675-0437	+1 (866) 519-4004
Hong Kong	+852 3018 6771	+852 8009 06601
Mainland China	+86 (800) 819 0121
+86 (400) 620 8038
Other International	+65 6713 5090

A replay will be accessible through November 27, 2018, by dialing the following numbers

	Phone Number	Toll-Free Number

United States	+1 (646) 254-3697	+1 (855) 452-5696
Hong Kong	+852 30512780	+852 800963117
Mainland China	+86 8008700206
+86 4006022065
Other International	+61 281990299

Additionally, a live and archived webcast of the conference call will also be available through the Company’s investor relations website at www.ir.niu.com.

About NIU

As the world’s leading provider of smart urban mobility solutions, NIU designs, manufactures and sells high-performance smart e-scooters. NIU has a streamlined product portfolio consisting of three series, N, M and U that address the needs of different segments of the modern urban resident, while being united through a common design language that emphasizes style, freedom and technology.  NIU has adopted an omnichannel retail model, integrating the offline and online channels, to sell its products and provide services. For more information, please visit www.niu.com.

Use of Non-GAAP Financial Measures

To supplement NIU’s consolidated financial results presented in accordance with the accounting principles generally accepted in the United States of America (“GAAP”), NIU uses the following non-GAAP financial measures: adjusted net income/loss and adjusted net income/loss margin. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

NIU believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain items that may not be indicative of its operating results. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to NIU’s historical performance. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Adjusted net income/loss is defined as net income/loss excluding share-based compensation expenses and change in fair value of a convertible loan. Adjusted net income/loss margin is defined as adjusted net income/loss as a percentage of the net revenues.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measures.”

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the readers. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.8680 to US$ 1.00, the exchange rate in effect as of September 28, 2018, as set forth in the H.10 Statistical release of the Board of Governors of the Federal Reserve System. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as NIU’s strategic and operational plans, contain forward-looking statements. NIU may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIU’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIU’s strategies; NIU’s future business development, financial condition and results of operations; NIU’s ability to maintain and enhance its “NIU” brand; its ability to innovate and successfully launch new products and services; its ability to maintain and expand its offline distribution network; its ability to satisfy the mandated safety standards relating to e-scooters; its ability to secure supply of components and raw materials used in e-scooters; its ability to manufacture, launch and sell smart e-scooters meeting customer expectations; its ability to grow collaboration with operation partners; its ability to control costs associated with its operations; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIU’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and NIU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contacts:

NIU

Manager of Investor Relations

Jason Yang

E-mail: ir@niu.com

The Blueshirt Group

Gary Dvorchak, CFA

E-mail: gary@blueshirtgroup.com

NIU TECHNOLOGIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of December 31,	As of September 30,
	2017	2018
	RMB	RMB	US$
ASSETS
Current assets
Cash	111,996,325	89,193,058	12,986,759
Term deposit	—	68,791,862	10,016,287
Restricted cash-current	104,547,200	179,474,917	26,132,050
Short-term investments	85,187,718	325,582,123	47,405,667
Accounts receivable, net	10,382,112	30,535,797	4,446,097
Inventories	88,225,965	131,795,922	19,189,855
Prepayments and other current assets	7,349,583	46,626,404	6,788,935
Total current assets	407,688,903	872,000,083	126,965,650

Non-current assets
Restricted cash-non current	65,342,000	—	—
Property and equipment, net	28,696,602	39,288,745	5,720,551
Intangible assets, net	1,277,467	8,337,816	1,214,009
Other non-current assets	626,605	15,338,379	2,233,311
Total non-current assets	95,942,674	62,964,940	9,167,871

Total assets	503,631,577	934,965,023	136,133,521

LIABILITIES
Current liabilities
Short-term bank borrowings	168,234,207	178,234,207	25,951,399
Convertible loan	151,557,796	—	—
Accounts payable	124,937,465	353,009,155	51,399,120
Advance from customers	48,503,389	47,984,353	6,986,656
Deferred revenue-current	9,853,361	9,696,876	1,411,892
Accrued expenses and other current liabilities	75,412,869	125,209,660	18,230,876
Total current liabilities	578,499,087	714,134,251	103,979,943

Warranty-non current	12,378,751	18,094,470	2,634,606
Deferred revenue - non current	144,700	3,407,711	496,172
Total non-current liabilities	12,523,451	21,502,181	3,130,778

Total liabilities	591,022,538	735,636,432	107,110,721

MEZZANINE EQUITY
Series A-1 Redeemable Convertible Preferred Shares	130,684,003	137,584,003	20,032,615
Series A-2 Redeemable Convertible Preferred Shares	39,205,192	41,275,192	6,009,783
Series A-3 Redeemable Convertible Preferred Shares	67,955,320	268,397,780	39,079,467
Series B Redeemable Convertible Preferred Shares	—	175,419,600	25,541,585
Total mezzanine equity	237,844,515	622,676,575	90,663,450

SHAREHOLDERS’ DEFICIT:
Ordinary Shares	39,948	39,682	5,778
Series Seed Convertible Preferred Shares	18,436	18,436	2,684
Additional paid-in capital	440,265,896	681,308,759	99,200,460
Accumulated other comprehensive income/(loss)	5,596,238	(12,328,497)	(1,795,064)
Accumulated deficit	(771,155,994)	(1,092,386,364)	(159,054,508)
Total shareholders’ deficit	(325,235,476)	(423,347,984)	(61,640,650)

Total liabilities, mezzanine equity and shareholders’ deficit	503,631,577	934,965,023	136,133,521

NIU TECHNOLOGIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Three months ended September 30,			Nine months ended September 30,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
Net revenues	265,048,301	493,196,944	71,810,854	550,122,563	1,050,276,220	152,923,154
Cost of revenues (a)	(241,624,965)	(432,008,871)	(62,901,700)	(505,118,841)	(909,193,943)	(132,381,180)
Gross profit	23,423,336	61,188,073	8,909,154	45,003,722	141,082,277	20,541,974

Operating expenses:
Selling and marketing expenses (a)	(22,687,662)	(38,118,554)	(5,550,168)	(58,539,554)	(108,347,926)	(15,775,761)
Research and development expenses (a)	(9,601,810)	(13,652,474)	(1,987,838)	(30,767,848)	(69,706,558)	(10,149,470)
General and administrative expenses (a)	(19,363,738)	(14,059,924)	(2,047,164)	(56,329,030)	(247,377,044)	(36,018,789)
Operating loss	(28,229,874)	(4,642,879)	(676,016)	(100,632,710)	(284,349,251)	(41,402,046)
				—
Changes in fair value of a convertible loan	(12,317,728)	—	—	(37,133,145)	(34,499,858)	(5,023,276)
Interest expense	(814,363)	(2,357,501)	(343,259)	(1,903,298)	(6,262,816)	(911,884)
Interest income	309,164	590,001	85,906	759,589	1,918,690	279,367
Investment income	623,198	1,704,722	248,212	1,398,108	2,909,312	423,604
Foreign currency exchange gain	970,762	2,347,184	341,756	725,537	1,944,522	283,128
Government grants	114,000	200,000	29,121	833,000	1,311,100	190,900
Loss before income taxes	(39,344,841)	(2,158,473)	(314,280)	(135,952,919)	(317,028,301)	(46,160,207)
Income tax expense	—	—	—	—	—	—
Net loss	(39,344,841)	(2,158,473)	(314,280)	(135,952,919)	(317,028,301)	(46,160,207)

Other comprehensive income/(losses)
Foreign currency translation adjustment, net of nil income taxes	3,469,950	(11,470,675)	(1,670,163)	7,304,447	(18,319,140)	(2,667,317)
Unrealized gain on available for sale securities, net of nil income taxes	799,621	1,998,015	290,917	1,656,363	3,303,717	481,030
Less: reclassification adjustment for gain on available for sale securities realized in net income, net of nil income taxes	(623,198)	(1,704,722)	(248,212)	(1,398,108)	(2,909,312)	(423,604)
Comprehensive loss	(35,698,468)	(13,335,855)	(1,941,738)	(128,390,217)	(334,953,036)	(48,770,098)
Net loss per share
—Basic and diluted	1.23	0.04	0.01	5.57	7.21	1.05

Weighted average number of shares outstanding used in computing net loss per share
—Basic and diluted	31,881,510	57,216,265	57,216,265	24,412,609	43,992,924	43,992,924

Note:

(a) Includes share-based compensation expenses as follows:

	Three months ended September 30,			Nine months ended September 30,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	62,778	64,306	9,363	191,052	184,739	26,899
Selling and marketing expenses	410,919	580,742	84,558	1,180,162	1,605,107	233,708
Research and development expenses	3,424,719	3,542,241	515,760	10,482,456	43,660,213	6,357,049
General and administrative expenses	11,546,523	2,908,665	423,510	35,335,343	195,592,798	28,478,858
Total share-based compensation	15,444,939	7,095,954	1,033,191	47,189,013	241,042,857	35,096,514

NIU TECHNOLOGIES

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

	Three months ended September 30,			Nine months ended September 30,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
Net loss	(39,344,841)	(2,158,473)	(314,280)	(135,952,919)	(317,028,301)	(46,160,207)
Add:
Share-based compensation expenses	15,444,939	7,095,954	1,033,191	47,189,013	241,042,857	35,096,514
Change in fair value of a convertible loan	12,317,728	—	—	37,133,145	34,499,858	5,023,276
Adjusted net (loss)/income	(11,582,174)	4,937,481	718,911	(51,630,761)	(41,485,586)	(6,040,417)